15048554

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 0 2 2015
Washington DC
404

SEC FILE NUMBER
8- 68321

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: True Colors Investing, LLC (Dba Noriba Investing)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21860 Burbank Blvd., Suite 150
(No. and Street)

Woodland Hills (City) California (State) 91367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debasish Banerjee (818) 657-0288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

OATH OR AFFIRMATION

I, Debasish Banerjee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of True Colors Investing, LLC (Dba Noriba Investing), as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JESSICA CLARK
Commission # 1938249
Notary Public - California
Los Angeles County
My Comm. Expires May 24, 2015

Debasish Banerjee
Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
True Colors Investing, LLC
Woodland Hills, California

I have audited the accompanying statement of financial condition of True Colors Investing, LLC as of December 31, 2014 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of True Colors Investing, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of True Colors Investing, LLC as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of True Colors Investing, LLC's financial statements. The supplemental information is the responsibility of True Colors Investing, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 13, 2015

TRUE COLORS INVESTING, LLC

Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	16,444
Accounts receivable		6,279
Equipment net of accumulated depreciation of $5,844		3,204
Other assets		149
Total assets	$	26,076

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		13,109
Total liabilities		13,109
Members' equity:		12,967
Total members' equity		12,967
Total liabilities and members' equity	$	26,076

TRUE COLORS INVESTING, LLC

Statement of Income
For the year ended December 31, 2014

REVENUES:	
Commission income	$ 53
Total income	53
EXPENSES:	
Clearing charges	4,489
Professional fees	65,420
Rent	2,568
Wages	8,343
Other operating expenses	23,986
Total expenses	104,806
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(104,753)
PROVISION FOR INCOME TAX (Note 4)	
State income tax expense	800
NET LOSS	$ (105,553)

The accompanying notes are an integral part of these financial statements

TRUE COLORS INVESTING, LLC

Statement of Members' Equity
For the year ended December 31, 2014

	Members' Equity	Net Loss	Total Member's Equity
Beginning balance January 1, 2013	$ 48,520	$ -	$ 48,520
Contributions	70,000	-	70,000
Net loss		(105,553)	(105,553)
Ending balance December 31, 2014	$ 118,520	$ (105,553)	$ 12,967

The accompanying notes are an integral part of these financial statements.

TRUE COLORS INVESTING, LLC

Statement of Cash Flows
For the year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (105,553)
Depreciation	2,262
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in:	-
Accounts receivable	4,894
Other assets	
Increase (decrease) in:	
Accounts payable and accrued expenses	7,217
Total adjustments	14,373
Net cash used in operating actitivies	(91,180)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions	70,000
Net cash provided by financing activities	70,000
Decrease in cash	(21,180)
Cash at beginning of year	37,624
Cash at end of year	$ 16,444
Supplemental disclosure of cash flow information	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY:

True Colors Investing, LLC. (the "Company") was formed in Nebraska on April 23, 2009, as a Limited Liability Company. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was approved for business beginning May 2010. The firm was approved as a Registered Investment Advisors by the State of California on April 3, 2012.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash consists of amounts on deposit with major financial institutions and highly liquid investments with a maturity of three months or less.

COMPREHENSIVE INCOME:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2014.

GENERAL

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Management has reviewed all subsequent evens through February 13, 2015.

The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2011, 2012 and 2013.

Note 2: GOING CONCERN

The Company is in the development stage, and it expects to fund regulatory capital through contribution by the members.

Note 3: INCOME TAXES

All tax effects of the Company's income or loss are passed through to the members' individual tax return to the extent of their basis. Therefore no federal tax provision has been provided.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital Rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. At December 31, 2014 the company had a net capital of $8,334 which is $3,334 in excess of the minimum of $5,000 required and its ratio of aggregate indebtedness $13,109 to net capital was 1.57 which is less than 15:1 limit.

TRUE COLORS INVESTING, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2014

	Focus 12/31/2014	Audit 12/31/2014	Change
Members' equity, December 31, 2014	$ 12,968	$ 12,968	$ -
Subtract - Non allowable assets:			
Fixed assets	3,205	3,205	
Othe assets	1,429	1,429	
Tentative net capital	8,334	8,334	-
Haircuts:	-	-	-
NET CAPITAL	8,334	8,334	-
Minimum net capital	5,000	5,000	
Excess net capital	3,334	3,334	-
Aggregate indebtedness	13,109	13,109	-
Ratio of aggregate indebtedness to net capital	1.57	1.57	

There were no noted differences between the audit and focus filed at December 31, 2014.

The accompanying notes are an integral part of these financial statements.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Schedule IV
Independent Accountant's Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5 (c) (4) as it meets the minimum assessment as for in Section 4 (d) (1) (c) of The Securities Investor Protection Act of 1970, as amended.

Assertions Regarding Exemption Provisions

We, as members of management of True Colors Investing, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2014 through December 31, 2014.

True Colors Investing, LLC

By:

Debasish Banerjee, CCO
(Name and Title)

2-13-15
(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members,
True Colors Investing, LLC
Woodland Hills, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) True Colors Investing, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which True Colors Investing, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) True Colors Investing, LLC, stated that True Colors Investing, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. True Colors Investing, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about True Colors Investing, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 13, 2015